April 13, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suying Li
Lyn Shenk
Taylor Beech
Katherine Bagley

Re:	Hoop Street Center I Corp
Withdrawal of Amendment No. 9 to Offering Statement on Form 1-A
Filed April 7, 2021
File No. 02411349

Dear all:

We are submitting this letter on behalf of Hoop Street Center I Corp (the Company or Hoop Street) to withdraw Amendment No.9 to the Company’s Offering Statement on Form 1-A (File No. 02411349) filed with the Securities Exchange Commission (SEC) on April 7, 2021 (the Offering Circular). This withdrawal is under Code R.W.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (801) 615-0880.

Sincerely,

/s/ Ernest Hemple
Ernest Hemple